February 5, 2013

VIA EDGAR AND COURIER

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn:	Brian Soares and Russell Mancuso

Re:	Plug Power Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on February 4, 2013
File No. 333-186041

Ladies and Gentlemen:

This letter is submitted on behalf of Plug Power Inc. (the “Company”) in response to comments received on February 4, 2013 from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-186041) (the “Registration Statement”) filed with the Commission on February 4, 2013. The Company is concurrently filing Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments. We will separately deliver to you via courier a redline copy of Amendment No. 3, marked to show changes from the Registration Statement.

Set forth below are the Company’s responses to your comment letter. For your convenience, we have reproduced herein each of your numbered comments in italics font before the Company’s response thereto. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment No. 3.

Fee Table

1.	We note your response to prior comment 2:

•

Your calculation assuming an offering price of a share and a warrant based solely on the market price of your shares seems to attach no value to the warrants. Also, you have not addressed the warrant exercise price. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 240.06.

•	When calculating a fee according to Rule 457(o), your fee table must include the proposed maximum aggregate offering price for each class of securities. See the Note to the fee table in Form S-1.

In this regard, please confirm our understanding that you are registering the offering of the common stock underlying the warrants; although it is unclear on what exemption from registration you would rely, we note that you have not checked the Rule 415 box on the Form S-1 facing page nor provided the Regulation S-K Item 512(a) undertakings.

RESPONSE: The Company respectfully advises the staff that the price to be paid for each warrant will be determined at the time of the pricing of the offering and will be disclosed on the cover page of the final prospectus. The Company expects that the purchase price of each warrant will be $0.01.

The Company acknowledges the Staff’s comment about addressing the warrant exercise price and has revised the registration fee calculation according to Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 240.06. Specifically, the registration fee is now calculated as follows: (i) $14,999,600 of aggregate offering price raised by the sale of 34,090,000 shares of common stock and warrants to purchase 25,567,500 shares of common stock, at the assumed price of $0.44 per share of common stock together with a warrant to purchase 0.75 of a share of common stock (for purposes of this response, the combination is referred to as a “Units”); plus (ii) $2,249,940 of aggregate offering price that may be raised by the sale of an additional 5,113,500 shares of common stock and warrants to purchase an additional 3,835,125 Units at the assumed price of $0.44 per Unit upon full exercise of the overallotment option; plus (iii) $14,818,923 aggregate offering price, consisting of the 29,402,625 shares issuable upon exercise of all the warrants being offered multiplied by $0.50, which is the currently estimated warrant exercise price for one share of common stock. Total proceeds would then equal to $32,068,463, as set forth in the calculation of registration fee table in Amendment No. 3.

U.S. Securities and Exchange Commission

February 5, 2013

The Company also respectfully advises the staff that in the interest of responding to the Staff’s comments as quickly as possible, it has prepared Amendment No.3 after banking hours were closed, but that the Company will pay the additional $1,626.14 in registration fees as soon as bank payment services become available.

The Company further acknowledges the Staff’s comment about the proposed maximum aggregate offering price for each class of securities, and has revised the registration fee table according to C&DI 240.06, by allocating the entire registration fee to the common stock, and no separate fee for the warrants being registered.

The Company respectfully confirms the Staff’s understanding that the Registration Statement is also registering the offering of the common stock underlying the warrants. Accordingly, the Company has revised the cover page of the registration statement to check the Rule 415 box. In addition, the Company has revised page II-2 of the registration statement to include all applicable undertakings from Regulation S-K Item 512(a).

Prospectus Front Cover Page

2.	Please remove the terms “Sole Book-Running Manager” and “Co-manager” from the cover page because the terms are inconsistent with Rule 421. If these terms are material to investors, you may move them to an appropriate section of your prospectus where you can explain their significance.

RESPONSE: The Company respectfully advises the Staff that it has revised the Registration Statement to remove those terms in Amendment No. 3.

Statements made by our Chief Executive Officer, page 22

3.	We note your response to prior comment 4. As with your responses to all of our comments, we are unable to provide you any comfort regarding the accuracy of your analyses or conclusions. Refer to the acknowledgements at the end of this letter that you must provide with any request to accelerate the effective date of this registration statement.

RESPONSE: The Company acknowledges that if the Commission or the Staff, acting pursuant to delegated authority, declares the Registration Statement effective, such declaration does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

4.	We note the last sentence of this risk factor.

•	Please tell us whether you have a reasonable basis for the projections that appeared in the article and are included or restated in your prospectus.

RESPONSE: The Company acknowledges the Staff’s comment and asserts that the Company does have a reasonable basis for the projections that appeared in the article and are included or restated in the prospectus.

•

Tell us whether you have disclosed the assumptions underlying the statements and projections that appeared in the article and are included or restated in your prospectus. Refer to Regulation S-K Item 10 and the penultimate sentence of the last bullet in prior comment 4.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Registration Statement by providing additional assumptions and projections in Amendment No. 3 on pages 2, 3, 37, and 54.

•

Refer to the statements and projections attributed to your CEO in the article that you do not include in the prospectus. We note that you do not state in the risk factor that any of those statements were incorrect or that the projections did not have a reasonable basis. Therefore, please confirm to us that you believe that the statements attributed to your CEO in the articles were correct and that the projections have a reasonable basis.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the risk factor on page 22 to confirm that the Company believes that its CEO had a reasonable basis for making the projections that appear in the article and that the statements

U.S. Securities and Exchange Commission

February 5, 2013

were correct. In addition, as described in the response to the bullet above, the prospectus has been revised to include additional statements and projections not previously included in the Registration Statement.

We may have rescission liability, page 23

5.	From your disclosure here, it appears that you believe that reliance is a necessary element of a claim under Section 12(a)(1) of the Securities Act. Please tell us the basis for your belief.

RESPONSE: The Company acknowledges that Section 12(a)(1) of the Securities Act provides a private right of action when a plaintiff buys a security that is not properly registered under Section 5 of the Securities Act. The Company further acknowledges that reliance is not a necessary element of a claim under Section 12(a)(1). The Company has revised the risk factor on page 23 of Amendment No. 3 to remove any misunderstanding that reliance is a necessary element of a claim under Section 12(a)(1).

6.	Please quantify in this risk factor the amount of any potential liability.

RESPONSE: The Company has revised the risk factor in Amendment No. 3 to quantify the amount of any potential liability.

Over-Allotment Option, page 86

7.	Refer to prior comment 3.

•

If true, please revise to clarify that every share issued in the offering will be sold together with 0.75 of a warrant, and that no warrant will be issued in the offering without an accompanying share. Also (1) clarify how the underwriters will determine whether to purchase shares “and/or” warrants when exercising the over-allotment option and (2) explain how the purchase price of a fractional warrant will be determined. In this regard, please ensure that your disclosure in the section that you caption “Price Stabilization, Short Positions and Penalty Bids” is consistent with your response to this comment; we note that your current disclosure on page 88 addresses shares but not warrants.

•

Please ensure that the fee table to your registration statement includes all common shares that underlie the maximum number of warrants that the underwriters could purchase when exercising the over-allotment option.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the structure of the offered securities to be one share of common stock together with a warrant to purchase 0.75 of a share of common stock and the disclosure on the cover page of the prospectus, the section entitled “The Offering” on page 7 and the section entitled “Underwriting” on page 86 has been revised to describe the securities to be sold in the offering. In addition, in response to the Staff’s comment:

(i) the disclosure on the cover of the prospectus and in the section entitled “Underwriting” on page 86 has been revised to disclose that no warrant will be issued in the offering without the corresponding share of common stock;

(ii) the disclosure in the section entitled “Underwriting” on page 86 under “Over-Allotment Option” has been revised to provide more detail regarding the over-allotment option and to clarify how the underwriters will determine whether to purchase shares and/or warrants when exercising the over-allotment option; and

(iii) the disclosure in the section entitled “Underwriting” on page 88 under “Price Stabilization, Short Positions and Penalty Bids” has been revised to be consistent with the over-allotment option structure.

In addition, we acknowledge the Staff’s comment regarding the fractional warrant and inform the Staff that the structure has been changed to eliminate the fractional warrants and such that the securities in the offering will be one share of common stock together with a warrant to purchase 0.75 of a share of common stock. The actual price to be paid for each warrant will be determined at the time of the pricing of the offering and will be disclosed on the cover page of the final prospectus. We expect that the purchase price of each warrant will be $0.01. We note that the revised structure of the warrant can lead to a holder of warrants to purchase fractional shares and have revised the section entitled “Description of Securities—Warrants” on page 83 to disclose how fractional shares will be handled.

Lastly, in response to the Staff’s comment, the fee table has been revised to include all common shares underlying the warrants.

U.S. Securities and Exchange Commission

February 5, 2013

Exhibit 5.1

8.	Refer to the paragraph numbered 1 in this exhibit. Please tell us what “other terms upon which the Shares are to be sold” must be approved by the Board, and provide us your analysis of why it is necessary and appropriate for the exhibit that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) to be conditioned on the approval of those terms.

RESPONSE: The Company acknowledges the Staff’s comment, and the Company’s counsel has revised its opinion under Regulations S-K Item 601(b)(5) to eliminate the reference to “other terms upon which the Shares are to be sold”.

9.	From the paragraph numbered 1 in this exhibit, it appears that the counsel is relying on a definition of the term “Shares” that is not included in the opinion. If so, please file an opinion that clarifies the meaning of the term.

RESPONSE: The Company acknowledges the Staff’s comment, and the Company’s counsel has revised its opinion to define the term “Shares” as the shares of the Company’s common stock being offered pursuant to the registration statement.

10.	Please file an opinion that addresses whether the warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrant. We note that exhibit 5.1 is limited to the Delaware General Corporation Law; however, section 4(e) of exhibit 4.7 refers to the laws of the State of New York. Also, ensure that the opinion refers to whether the warrants are binding obligations of the registrant.

RESPONSE: The Company acknowledges the Staff’s comment, and the Company’s counsel has revised its opinion to provide that the warrants are valid and binding obligations of the Company under the law of New York.

11.	Please provide us your analysis of why it is necessary and appropriate for the exhibit that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) to include an assumption regarding you having a sufficient number of authorized but unissued shares common stock available for issuance when the warrants are exercised. For guidance, refer to section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011). When the registration statement is declared effective, will you have a sufficient number of authorized but unissued and unreserved shares of common stock available for issuance upon exercise of the warrants?

RESPONSE: The Company acknowledges the Staff’s comment, and the Company’s counsel has revised its opinion to delete the assumption regarding having a sufficient number of authorized but unissued shares of common stock available for issuance upon exercise of the warrants being offered.

12.	Refer to the condition in the paragraph numbered 2 in this exhibit regarding the warrant shares being issued in accordance with the terms of the warrants and your Certificate of Incorporation. In is unclear why the portion of this condition regarding your Certificate of Incorporation is necessary and appropriate. Please tell us whether the terms of the warrant are consistent with the terms of the Certificate of Incorporation. Also, tell us why counsel cannot determine whether the exercise of the warrant is in accordance with your Certificate of Incorporation.

RESPONSE: The Company acknowledges the Staff’s comment, and the Company’s counsel has revised its opinion to delete the condition that the warrants are being issued in accordance with the Company’s Certificate of Incorporation.

* * * * *

Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

Notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statements, it will furnish a written statement from the Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

February 5, 2013

If you have any further questions concerning Amendment No. 3, please contact me at 617.570.1394.

Very truly yours,

/s/ Robert P. Whalen, Jr.
Robert P. Whalen, Jr., Esq.
Goodwin Procter LLP

cc:	Gerard L. Conway Jr., Esq., Plug Power Inc.
Jocelyn M. Arel, Esq., Goodwin Procter LLP